                                                                                Exhibit 12.1
Ameren Corporation Computation Of Earnings To Fixed Charges (Thousands of Dollars)

	Year Ended December 31,
	2000	2001	2002	2003	2004

Net income from continuing operations	$457,094	$475,386	$382,065	$505,729	$529,884
Income taxes	298,623	305,667	236,320	301,209	282,558
Fixed charges	204,631	222,671	239,140	303,234	303,038

Less:
Preference security dividend requirements of consolidated subsidiaries	(20,997)	(20,447)	(17,547)	(17,330)	(17,002)

Total earnings	$939,351	$983,277	$839,978	$1,092,842	$1,098,478

Fixed Charges:

Interest expense	179,706	198,648	218,741	281,735	282,851
Estimated interest cost within rental expense	3,928	3,576	2,852	4,169	3,185

Earnings required for preferred dividends:
Preference dividends of consolidated subsidiaries	12,700	12,445	10,841	10,861	11,089
Adjustment to pre-tax basis	8,297	8,002	6,706	6,469	5,913
	20,997	20,447	17,547	17,330	17,002

Total fixed charges	$204,631	$222,671	$239,140	$303,234	$303,038
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Ratio of Earnings to Fixed Charges	4.59	4.42	3.51	3.60	3.62